Exhibit 99.1

Baidu Provides Update on Status under Holding Foreign Companies Accountable Act

BEIJING, March 31, 2022— Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

Baidu is aware that the Company has been identified by the SEC under the HFCAA on March 30, 2022. The Company understands such identification may result from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

Baidu understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the PCAOB, to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, a company will be delisted from a U.S. stock exchange only if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect auditor’s working paper.

Baidu has been actively exploring possible solutions. Baidu will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on both Nasdaq and the HKEx.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com